

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via E-mail
George Doyle
Chief Financial Officer and Treasurer
Landmark Infrastructure Partners LP
2141 Roscrans Avenue, Suite 2100
El Segundo, CA 90245

> **Re: Landmark Infrastructure Partners LP**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted September 16, 2014**
> **CIK No. 0001615346**

Dear Mr. Doyle:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Overview, page 2

1. We note your response to comment 7 in our letter dated September 4, 2014 and your removal of the tabular disclosure regarding the "Right of First Offer Assets" from your Summary section. On page 2, you indicate that in addition to the 759 tenant sites subject to the right of first offer, Landmark has an additional 64 tenant sites and options to acquire 235 tenant sites. Please clarify if these additional assets are also subject to the right of first offer. If these assets are not subject to that right, please remove the disclosure from your Summary section or explain to us why such presentation is appropriate.

Business Strategies, page 2

2. Please revise to indicate that when pursuing acquisitions through third parties with Landmark, you will be obligated to pay Landmark for its acquisition services. Please make similar revisions in the "Factors That May Influence Future Results of Operations" section on page 85. Please also highlight that such fees will be entirely in Landmark's discretion.

Business Strengths, page 3

3. We note your disclosure regarding Landmark's tenant site renewal history in the second bullet point of this section. Please clarify if these relate to property interests that are in your initial portfolio or if these are properties interests that Landmark will retain. If properties interests that Landmark will retain, please clarify if the renewal history for property interests in your initial portfolio differs.

Estimated Distributable Cash flow for the Twelve Months Ended December 31, 2015, page 59

4. We have reviewed your response to comment 15 in our letter dated September 4, 2014. Please provide a forecasted twelve months ended June 30, 2015 that supports management's representation that there is no material differences, other than assets acquisitions, from the forecast currently presented. In addition, please specifically disclose the effects the asset acquisitions made subsequent to June 30, 2014 would have on the forecast.

Business and Properties, page 108

5. We note your response to comment 21 in our letter dated September 4, 2014. Please confirm that you will consider the relevance of operating data on an annual basis in future filings.

Our Real Property Interests by Remaining Term, page 122

6. We note your disclosure on page 10 that the remaining term is based on the assumption that the site is not vacant for a period longer than your tenant replacement period. Please clarify if such assumption results in an additional period of three to five years being added to the remaining lease term as disclosed in the table. Additionally, please revise to note that the tenant replacement period only applies to assets with easements or lease assignments and not those that you own in fee simple.

Certain Relationship and Related Party Transactions, page 145

7. We note your disclosure on page 146 that you will pay Landmark "reasonable fees" for providing acquisition services to be "determined at Landmark's discretion." Since such fees are made entirely in Landmark's discretion, please revise to clarify whether there are measures in place for management to object to Landmark's fees to the extent they appear to be unreasonable or inappropriate.

Pro Forma Combined Statement of Operations, page F-5

8. Please clarify what the adjustment to impairments relates to and tell us how this adjustment has a continuing impact.

1.Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Footnote (B) & Footnote (C), pages F-6 & F-7

9. We note your revised disclosure in response to comment 29 in our letter dated September 4, 2014. Please clarify, as it relates to Footnote (B), what the adjustments to investments in receivables, net and deferred rent assets relate to and include this information within your amended filing. Additionally, tell us how the adjustments in Footnote (C) have been reflected in the Pro Forma Combined Balance Sheet.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

                        Sincerely,

                        Sonia Gupta Barros
                        Assistant Director

cc: William N. Finnegan IV